

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Arnd Christ
Chief Financial Officer
Immatics Biotechnologies GmbH
Machtlfinger Str. 11
81379 Munich
Germany

      Re: Immatics N.V.
          Form 20-F for the fiscal year ended December 31, 2020
          Filed March 30, 2021
          File No. 001-39363

Dear Mr. Christ:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences